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                                   EXHIBIT 9
                 LETTER TO STOCKHOLDERS DATED DECEMBER 9, 1998

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                                                   DECEMBER 9, 1998

Dear Stockholders:

    I am pleased to inform you that Valley Forge Corporation (the "Company") has entered into an Agreement and Plan of Merger dated as of December 2, 1998 (the "Merger Agreement") with Key Components, LLC, a Delaware limited liability company ("Key"), and KCI Acquisition Corp, a Delaware corporation ("KCI") and a wholly-owned subsidiary of Key. Pursuant to the Merger Agreement KCI has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.50 per share ("Shares"), of the Company at a purchase price of $19.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if 90% of the issued and outstanding Shares are tendered and not withdrawn and certain other conditions are satisfied, will be followed by a merger of KCI with and into the Company (the "Short Form Merger"), with the Company surviving as a wholly-owned subsidiary of Key. If 90% of the issued and outstanding Shares are not tendered, the Offer will terminate and KCI will be merged with and into the Company (the "Long Form Merger"), with the Company surviving as a wholly owned subsidiary of Key. The Short Form Merger and Long Form Merger are collectively referred to herein as the "Merger".

    In the Merger, Shares (other than Shares owned by KCI or the Company or Shares held by shareholders who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive $19.00 per Share in cash, without interest thereon.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Holders of approximately 53% of the outstanding Shares have agreed to tender their Shares in the Offer and vote for the Merger.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. The Board of Directors has received the written opinion dated December 2, 1998 of CIBC Oppenheimer Corp., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received by the holders of Shares (other than Key and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of such written opinion is included as an exhibit to the attached Schedule 14D-9 and should be read carefully and in its entirety.

    In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated December 9, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                              Very truly yours,

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                                              David R. Brining
                                              President and Chief Executive
                                              Officer

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